UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAPTARIS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

14071N104

(CUSIP Number)

Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital Partners III, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy/Steve L. Camahort
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111
Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Capital III, L.P. I.R.S. Identification Nos. of above persons (entities only) 87-0729513

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,582,361 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,582,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.691%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 26,645,544 shares of the issuer outstanding on November 1, 2007 per the Form 10-Q filed by the issuer on November 9, 2007.

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Entrepreneur Fund III, L.P. I.R.S. Identification Nos. of above persons (entities only) 71-1004492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 107,599 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 107,599 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,599 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.404%(2)

14.	Type of Reporting Person (See Instructions) PN

(2) Based on 26,645,544 shares of the issuer outstanding on November 1, 2007 per the Form 10-Q filed by the issuer on November 9, 2007.

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Capital Partners III, L.L.C. I.R.S. Identification Nos. of above persons (entities only) 20-2659379

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.095%(3)

14.	Type of Reporting Person (See Instructions) OO

(3) Based on 26,645,544 shares of the issuer outstanding on November 1, 2007 per the Form 10-Q filed by the issuer on November 9, 2007.

CUSIP No. 14071N104

1.	Names of Reporting Persons. Alexander R. Slusky I.R.S. Identification Nos. of above persons (entities only) Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.095%(4)

14.	Type of Reporting Person (See Instructions) IN

(4) Based on 26,645,544 shares of the issuer outstanding on November 1, 2007 per the Form 10-Q filed by the issuer on November 9, 2007.

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital III, L.P., a Delaware limited partnership (“VC III”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“Entrepreneur Fund”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III” and, together with VC III and Entrepreneur Fund, “Vector”) and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Vector, the “Reporting Persons”) on August 20, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 13, 2007 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information  previously  reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

As previously disclosed, VCC entered into the Confidentiality Agreement on September 12, 2007 with a view to exploring a potential transaction. On January 23, 2008, the Company informed the Reporting Persons that it would stop providing non-public information pursuant to the Confidentiality Agreement and that the dialogue between the Reporting Persons and the Company that had been enabled by the execution of the Confidentiality Agreement would be terminated.   Thus, the Reporting Persons have no choice but to abandon this path of encouraging the Company to maximize shareholder value through a possible merger, sale of the Company’s assets, consolidation, business combination or a recapitalization or refinancing (which could have included a transaction with the Reporting Persons at a significant premium to market).

Although the Reporting Persons continue to believe that the shares of the Company are undervalued, the views of the Reporting Persons with respect to the degree to which the Company is undervalued have been materially affected by the Reporting Persons’ view that the Company is pursuing a flawed and distracting acquisition strategy.  Its recent ODT acquisition is the latest such acquisition, and the Reporting Persons believe that it may negatively affect the Company’s long term value to shareholders. In this regard, the Reporting Persons are deeply concerned that between Castelle and ODT the Company has committed over $46M in corporate cash and assumed liabilities.

As previously disclosed, the Reporting Persons will continue to assess available alternatives to maximize the value of their investment in the Company in light of general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company and their respective contractual obligations, including, without limitation, under the Confidentiality Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008
VECTOR CAPITAL III, L.P.
	By:	Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
	By:	Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky